HYLIION HOLDINGS CORP.
1202 BMC Drive, Suite 100
Cedar Park, Texas 78613

November 24, 2020

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Hyliion Holdings Corp. Registration Statement on Form S-1 File No. 333-249649

Ladies and Gentlemen:

Hyliion Holdings Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on November 27, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp and Kristin VanderPas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Kristin VanderPas at (415) 693-2097.

[Signature Page Follows]

Very truly yours,

HYLIION HOLDINGS CORP.

By:	/s/ Thomas Healy
Name:	Thomas Healy
Title:	Chief Executive Officer

cc:	Jose Oxholm, Hyliion Holdings Corp.
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Marianne Sazzarin, Cooley LLP